U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

November 30, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-177342
Form N-14 regarding Reorganization of Brown Advisory Small Companies Fund into the Brown Advisory Small Cap Fundamental Value Fund

Dear Mr. Minore:

This amendment is being filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) in response to your November 10, 2011 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N-14 on October 14, 2011 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Trust into one series.  Specifically, the Trust proposed that the Brown Advisory Small Companies Fund, a series of the Trust, be reorganized into the Brown Advisory Small Cap Fundamental Value Fund, also a series of the Trust.  The Trust is filing this Pre-Effective No. 1 on Form N-14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

The Trust filed a delaying amendment on November 10, 2011 to delay effectiveness of the Registration Statement so that it would not become effective on November 14, 2011.  The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that this Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 this day, Wednesday, November 30, 2011, on behalf of the above-named Funds, be accelerated to become effective on Friday, December 2, 2011.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 2, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Part A – PROSPECTUS – SUMMARY

1.
Within the sub-heading called “Comparison of the Small Companies Fund to the Fundamental Value Fund,” under the Summary section, please define what constitutes “equity securities” as described in the Fundamental Value Fund column.  For example, do equity securities include common stock, preferred stock, or other investment companies?  If it does include other investment companies, please state that those investment companies are subject to their own “80% policy” under which they each hold a principal amount in small-cap securities.

The Trust responds by expanding the definition of equity securities to include common stock, preferred stock and equity-equivalent securities such as convertible securities, stock futures contracts, equity options or other investment companies.  The Trust has confirmed with the investment adviser that there is a requirement that any such investment companies in which the Fund invests maintain their own 80% policy to hold a principal amount of their respective assets in small-cap securities.

2.	If applicable, please indicate whether the Fundamental Value Fund invests in emerging market securities as part of its foreign security investments. If so, please state the percentage.

The Trust responds by respectfully directing the Staff’s attention to the second paragraph under “Primary Investments” which states that the Fund may invest up to 15% of its assets in foreign equity securities, including in emerging markets.  The Fund’s risk disclosure also specifically makes references to the Fund’s investments in securities in emerging markets.

3.
Under the primary investments, it states that the Fundamental Value Fund may invest in distressed debt securities.  Please clarify whether this includes securities in default.  Additionally, please clarify the lowest rating the Fund’s investments in debt securities could be as rated by a Nationally Recognized Statistical Rating Organization.

After confirming with the Fund’s investment adviser, the Trust responds by clarifying the disclosure to indicate that the distressed debt securities in which the Fund may invest include securities in default and high yield fixed-income securities, otherwise known as “junk bonds” (i.e., securities that are rated below investment grade by S&P or by another NRSRO or similar unrated securities).

4.
Please clarify that the Fund’s investments in derivatives will be counted towards the Fund’s overall 80% investment policy in equity securities.  Additionally, please clarify in the Item 9 disclosure that such securities are the economic equivalent of equity securities.

The Trust responds by enhancing the disclosure to make it clear that equity related derivatives will be counted towards the Fund’s overall 80% investment policy in equity securities.  The Trust has also confirmed with the investment adviser that with the Fund’s investments in derivatives, the Fund attempts to achieve the economic equivalence it would achieve if it were to invest directly in the underlying security.

5.
Please confirm supplementally that the Fund’s investments in derivative securities complies with the guidance provided in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) regarding derivative investments.

The Trust has reviewed the Fund’s disclosure and has enhanced it as it believes appropriate to be consistent with the ICI Letter.

6.
Please clarify in plain English the phrases “equitize cash” and “enhance total returns” in the following sentence located in the table under Primary Investments for the Fundamental Value Fund: “The Fund may engage in options, futures contracts and options on futures to seek to achieve the Fund’s investment objective, manage the portfolio, mitigate risks, hedge risks, equitize cash or to enhance total return.”  Please state whether the Fund is engaging in these securities for speculative purposes.

The Trust responds by removing the phrases in question and restating the sentence as follows:  The Fund may engage in options, futures contracts and options on futures.  These investments will typically be made for investment purposes consistent with the Fund's investment objective and may also be used to mitigate or hedge risks within the portfolio or for the temporary investment of cash balances.

7.
Please clarify whether the expense reductions reflected in the pro forma portion of the fee table are the result of contractual reductions.  If so, please state so.  If not, please adjust the pro forma numbers so that they reflect the expenses of the surviving fund.

The expense savings reflected under “Other Expenses” in the Pro Forma Summary of Fees and Expenses reflect the application of the existing contractual fee rates to the Surviving Fund, post-closing.  As such, pursuant to Item 3(a) of Form N-14, the table reflects the current fees of the survivor “after giving effect to the transaction.”  We have added the following footnote clarifying this point.

“Other expenses reflect the impact of the application of contractual fee rates for the Fund’s service providers (i.e., Fund Administrator, Custodian, Transfer Agent, etc.) on the Acquiring Fund after completion of the Reorganization.”

8.
On page 11 under the sub-heading “Federal Income Tax Consequences of the Reorganization,” please state that obtaining the opinion of counsel is a “non-waivable” condition to completing the Reorganization.

The Trust responds by adding the provision as requested.

9.	On page 13 under the section “Information about the Reorganization,” please clarify the following sentence in the first full paragraph after paragraph (h) by adding the underscored phrase as follows:

In general, it is not expected that any such capital loss carryforwards of the Small Companies Fund will be subject to an annual limitation for federal income tax purposes in connection with the Reorganization because the Reorganization should either: (1) qualify as a type “F” tax-free reorganization under the Code, including a mere change in identity, form or place of reorganization of one corporation, however effected; or (2) not involve more than a 50% change of ownership.

The Trust responds by adding the phrase as requested.

10.	In the same paragraph referenced above, please clarify if the Reorganization qualifies under option (1) or option (2) as described. Please revise sentence as necessary.

The Trust responds by amending the phrase to provide as follows:

However, such capital loss carryforwards of the Small Companies Fund will be subject to an annual limitation for federal income tax purposes in connection with the Reorganization because the Reorganization will result in a greater than 50% change in ownership of the Small Companies Fund under Section 382 of the Code.

11.
Please state whether the Reorganization will trigger the portfolio to be rebalanced.  If securities need to be sold, please describe the tax consequences.  Include the approximate total dollar amount and/or number of shares to be sold.  Please state whether there will be any taxable distributions to “clean up” and if so, state the approximate share amount to be distributed to shareholders.

After confirming with the investment adviser, the Trust responds by asserting that the portfolio will not have to be rebalanced as a result of the Reorganization; accordingly, no tax consequences will be realized.

12.
Please add a definitive statement (if applicable) that the surviving fund will be able to take advantage of the entire amount of capital loss carryforwards from the Small Companies Fund.  Please state whether any amount of the capital loss carryforwards will not be able to be used.

The Trust responds by adding a statement as follows:  As of October 31, 2011, it is expected that the Fundamental Value Fund will be able to utilize all of the capital loss carry forwards obtained in the acquisition of the Small Companies Fund.

13.	Please add a statement that the target fund is sharing a tax asset with the acquiring fund.

The Trust responds by adding the statement as requested.

14.	On page 17, please add a statement that there are no material differences in the Funds’ valuation policies.

The Trust responds by adding the statement as requested.

15.	On page 14, please modify the following sentence as shown below with the underscored word.

In considering the alternative of liquidation, the Board noted that (1) shareholders not wishing to become part of the Fundamental Value Fund could redeem their shares of the Small Companies Fund at any time prior to closing without penalty and (2) that the Reorganization would allow shareholders of the Small Companies Fund who wished to retain their investment after the Reorganization to do so in a registered mutual fund with a similar investment strategy managed by the very same investment adviser and portfolio team in a substantially similar manner while, at the same time, retaining the full benefit of the use of the Small Companies Fund’s capital loss carryforward amounts.

The Trust responds by modifying the sentence as requested.

16.	On page 17, under the sub-heading “Description of the Securities to be Issued,” please clarify that although the discussion is a summary, it covers the material rights of shareholders.

The Trust responds by verifying and including the phrase as suggested.

17.	On page 20, under “Other Matters,” please clarify that submission of a shareholder’s proposal does not guarantee inclusion of the proposal into a proxy statement.

The Trust responds by respectfully noting that such language is already included in the referenced paragraph.

18.
In Appendix C, page C-9 under “Suspension of Redemptions,” please be specific regarding the circumstances under which redemptions could be suspended.  Please clarify that suspensions would only occur in accordance with federal statutes, not as determined by the Fund.

The Trust responds by clarifying the referenced section as follows:

Suspension of Redemptions.  We may, as permitted by the Investment Company Act of 1940, temporarily suspend the right of redemption or postpone payments for any period during which the NYSE is closed (other than customary weekend and holiday closings), or during which trading is restricted, or during which, as determined by SEC rule, regulation or order, an emergency exists as a result of which disposal or valuation of portfolio securities is not reasonably practicable, or for such periods as the SEC may permit.

Part B – STATEMENT OF ADDITIONAL INFORMATION

19.	Please verify the figures provided in the Pro Forma Financial Statements on page B-2 of the Registration Statement. They do not appear to reflect the adjustment as indicated.

The Trust responds by revising the numbers as requested.

20.	It appears the figures intend to reflect a 6% reduction in expenses. Accordingly, please use negative signs “-” or parentheses to properly reflect the decrease.

The Trust responds by revising the numbers as requested.

21.	In the paragraph preceding the Pro Forma adjustments on page B-2 of the Registration Statement, please cross-reference the audited financial statements of both the Target Fund and the Acquiring Fund.

The Trust responds by adding the statement as requested.

22.
In the paragraph preceding the Pro Forma adjustments on page B-2 of the Registration Statement, please add a statement indicating that no Fund is bearing any cost associated with the preparation or mailing of the Registration Statement.

The Trust responds by adding the statement as requested.

Part C

23.
In Exhibit 12, the draft tax opinion, please clarify the significance “Chapter 644” as discussed on page 3.  If this is a risk that should be discussed in the Form N-14, please add disclosure as appropriate.

The Trust responds by clarifying that this reference related to a potential tax opinion risk associated with the execution of certain documents through a power of attorney or similar grant of authority that is not applicable to this transaction.  This reference has therefore been removed from the opinion.

24.	In Part C, Item 17 Undertakings, please revise paragraph (3) as follows:

The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 upon closing of the Reorganization ~~within a reasonable time after receipt of such opinions~~.

The Trust responds by making the suggested revisions.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP